SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

027284108

(CUSIP Number)

Paul B. Luber

155 East Main Street

Lomira, Wisconsin  53048

(950) 269-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 027284108		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 129,337
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 129,337
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,337
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
14		TYPE OF REPORTING PERSON IN

SC 13D

CUSIP No. 027284108	Page 3 of 5 Pages

Explanatory Note: Mr. Luber has engaged in transactions since the last Schedule 13D was filed in December 2008, but has not amended the previously filed Schedule 13D since that time.  In addition, the original Schedule 13D incorrectly listed his share holdings as 84,227, but should have listed it as 85,227 shares.  Accordingly, Mr. Luber has included historical information in this Schedule 13D to detail changes in stock ownership since that time.

Item 1.

Security and Issuer

This statement relates to the common stock, $1.00 par value (the “Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Company”), whose principal executive offices are located at 2701 Regent Blvd., Suite 200 DFW Airport, Texas, 75261.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Paul B. Luber.  Mr. Luber is the president and Chief Executive Officer of The Jor-Mac Company, Inc., a contract manufacturer of metal fabrications and related assemblies.  The principal business address of Mr. Luber and The Jor-Mac Company, Inc. is 155 East Main Street, Lomira, Wisconsin  53048.  At times since December 1, 2008, Mr. Luber has also beneficially owned share through LF Holdings LLP, a family limited partnership (the “Partnership”), for which Mr. Luber serves as Managing Partner.

(d) & (e)

During the past five years, Mr. Luber has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Luber is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Luber may be deemed to be the beneficial owner of 129,337 shares of Common Stock, of which 129,337 shares of Common Stock are held by Mr. Luber personally and 0 shares of Common Stock are held the Partnership.  As managing partner, Mr. Luber had sole voting and investment power over the shares of Common Stock that were previously held by the Partnership.   The shares of Common Stock held by Mr. Luber were acquired with personal funds and as stock grants in lieu of director fees at a total cost of $46,857.59 since December 6, 2007.

Item 4.

Purpose of Transaction

Mr. Luber acquired the shares of Common Stock, including those held by the Partnership, for investment purposes and intends to review the investment in the Company on a continuing basis.  From time to time, Mr. Luber’s review of the investment in the Company may result in a change of Mr. Luber’s investment intent.  Except as described in this Item 4, Mr. Luber does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4, of Schedule 13D.

Mr. Luber joined the board of directors on February 11, 2010.  Mr. Luber may also consider acquiring additional Common Stock or other securities of the Company in order to strengthen its balance sheet and future business prospects.  Mr. Luber reserves all rights with respect to any future plans or proposals.

Item 5.

Interest in Securities of the Issuer

(a)

See cover sheets.

(b)

See cover sheets.

CUSIP No. 027284108	Page 4 of 5 Pages

(c)

Mr. Luber, for his own account and on behalf of the Partnership as managing partner, engaged in the following transactions in shares of Common Stock since December 1, 2008.  As of that time, Mr. Luber directly owned 85,227 shares, and LF Holdings LLP owned 7,000 shares.

Date of Transaction	Common Stock Owned				Beneficial Ownership
	# of Shares	Price	Award / Purchased / Sold	Amount Owned
12/1/2008	12,500	$1.00	P	12,500	I*
12/8/2008	500	$1.01	P	13,000	I*
12/9/2008	50,000	$1.01	S	35,227	D
12/9/2008	50,000	$1.01	P	63,000	I*
12/9/2008	25,000	$1.01	S	10,227	D
12/9/2008	25,000	$1.01	P	95,000	I*
2009	500	---	X	9,727	D
3/31/2010	1,453	---	A	11,180	D
6/30/2010	2,147	$1.63	A	13,327	D
9/30/2010	2,358	$1.06	A	15,685	D
12/31/2010	2,256	$1.33	A	17,941	D
3/31/2011	1,471	$1.70	A	19,412	D
6/30/2011	1,974	$1.52	A	21,386	D
9/30/2011	1,801	$1.39	A	23,187	D
12/31/2011	2,365	$1.27	A	25,552	D
3/31/2012	2,190	$1.37	A	27,742	D
8/17/2012	10,000	$1.25	P	37,742	D
8/17/2012	512	$1.25	P	38,254	D
8/23/2012	500	$1.37	S	94,500	I*
8/23/2012	500	$1.21	S	94,000	I*
8/23/2012	500	$1.21	S	93,500	I*
8/23/2012	500	$1.05	S	93,000	I*
8/24/2012	2,000	$1.21	S	91,000	I*
8/24/2012	3,617	$1.22	S	87,383	I*
8/24/2012	4,383	$1.20	S	83,000	I*
8/24/2012	4,383	$1.20	P	42,637	D
8/24/2012	500	$1.30	P	43,137	D
8/24/2012	3,200	$1.50	P	46,337	D
8/24/2012	83,000	$1.21	X	0	I*
8/24/2012	83,000	$1.21	X	129,337	D

*

Indirect ownership by LF Holdings LLP, a family limited partnership (Paul Luber, Managing Partner).

X

Transfer

R

Restricted Stock Grant

Other than the transactions between the Partnership and Mr. Luber, all of the transactions listed above were conducted in the open market.

(d)

See cover sheets.  With respect to the shares of Common Stock held by the Partnership, the Partnership has the right to receive dividends from, and the proceeds from the sale of, such shares.

(e)

Not applicable.

SC 13D

CUSIP No. 027284108	Page 5 of 5 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Luber and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

Paul B. Luber

By:   /s/ Paul B. Luber

        Paul B. Luber

5